Filed Pursuant to Rule 424(b)(3)

Registration Number 333-239300

MERIT LIFE INSURANCE CO.

BANYAN

FIXED CONTINGENT DEFERRED ANNUITY CONTRACT

Supplement Dated October 5, 2022

to the Prospectus Dated May 2, 2022

This supplement updates certain information contained in the above-referenced prospectus for Banyan, a Fixed Contingent Deferred Annuity Contract (the “Contract”) issued by Merit Life Insurance Co. (the “Company”). Please read this supplement carefully and retain it with the prospectus for future reference.

Cancellation Benefit for Contracts Issued in California

Contracts issued in California include a cancellation benefit. The cancellation benefit becomes payable if we terminate your Contract prior to the Covered Event for either of the following reasons:

(a)	Our agreement with your Financial Firm is terminated by us or your Financial Firm for any reason; or

(b)

Upon the Company providing notice of a breach in the target portfolio investment guidelines associated with your Account, your Financial Firm refuses to bring your Account within the guidelines before the end of the Cure Period.

The cancellation benefit will not become payable for any other reason. For example, the cancellation benefit will not be payable if the breach in target portfolio investment guidelines (or failure to comply with the guidelines before the end of the Cure Period) is the result of any action or inaction on your part.

If the cancellation benefit becomes payable, the benefit will equal the Fees paid under your Contract from the Issue Date through the date that we terminate your Contract. We will pay the cancellation benefit within 30 days of termination.

Currently, the cancellation benefit only applies to Contracts issued pursuant to California law.

Update to “Risk Factors” and “Business” Sections

The following is added on (i) page 8 in the “Risk Factors” section underneath the risk factor section and (ii) on page 44 in the “Business” section underneath “Our History”:

“On September 16, 2022, the credit rating agency AM Best announced that it affirmed the Company’s financial strength rating of A- (Excellent) but revised the Company’s financial outlook from “stable” to “negative.” Thus, the AM Best financial strength rating for the Company remains A- (Excellent). The revision in the outlook to negative from stable reflects the weakening business profile metrics and negative operating performance trends. Merit Life faces a number of headwinds such as the slow acceptance of the CDA product as well as equity market volatility. The new management team has been actively working to address these issues. A downgrade in our financial strength rating could reduce the amount of business we are able to write and may materially adversely impact our competitive position.”

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